

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2012

Via E-mail
Mr. Jimmy Kent-Lam Wong
Chief Executive Officer
Living 3D Holdings, Inc.
25 Camelia Avenue
San Francisco, CA 94112

Re: Living 3D Holdings, Inc.
Form 8-K Item 4.01
Filed December 14, 2011
File No. 0-1900

Dear Mr. Wong:

We issued comments to you on the above captioned filing on December 22, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 12, 2012, addressing these outstanding comments.

If you do not respond to the outstanding comments by March 12, 2012, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Jenn Do, Staff Accountant at (202) 551-3732 or myself at (202) 551-3769 if you have any questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief